Exhibit 99.1

Medigus Announces Corporate Rebranding Changes Name to Xylo Technologies Ltd. to Reflect Core Values of its Business

Medigus’ Nasdaq trading symbol will change to XYLO on April 18, 2024

Tel Aviv, Israel, April 09, 2024 (GLOBE NEWSWIRE) -- Medigus Ltd. (NASDAQ: MDGS) (“Medigus” or the “Company”), a technology-based company engaged in advanced innovative technologies, announced today a corporate rebranding to reflect current focus in innovation technologies. At the heart of this rebranding is a change of the Company’s name to Xylo Technologies Ltd. to embody its corporate vision and core values.

The rebranding includes a new name and an update to the Company’s corporate logo, as well as a new website.

In addition, the Company’s Nasdaq trading symbols will change to XYLO. The Company will begin trading on the Nasdaq Capital Market (“Nasdaq”) under its new name “Xylo Technologies Ltd.” and new trading symbol “XYLO” upon the opening of the market on April 18, 2024.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus' affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs' Brands Ltd., and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd., and Revoltz Ltd., by way of Fuel Doctor Holdings, Inc. are also part of the Company’s portfolio of technology solution providers. Medigus is traded on Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com